Exhibit 99.2


SNH
LISTED
NYSE

Senior Housing Properties Trust

Fourth Quarter 2015

Supplemental Operating and Financial Data


SNH

W231 N1440 Corporate Court, Pewaukee, WI
Medical Office Building
Tenant: Aurora Health Care
Square Feet: 148,022

All amounts in this report are unaudited.

TABLE OF CONTENTS


SNH

TABLE OF CONTENTS


SNH

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR DEBT AND EQUITY CAPITAL,
- OUR CREDIT RATINGS,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT THE AGING U.S. POPULATION WILL INCREASE THE DEMAND FOR EXISTING SENIOR LIVING COMMUNITIES,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES, LIQUIDITY AND ABILITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.


SNH

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES AND CONDITIONS IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS AND MANAGERS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTH CARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, THE RMR GROUP LLC, OR RMR LLC, RMR INC., AIC, D&R YONKERS LLC, SELECT INCOME REIT, OR SIR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND IT MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN AND CONDITIONS OF THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS,
  - INEFFECTIVE INTEGRATION OF NEWLY ACQUIRED LEASED OR MANAGED SENIOR LIVING COMMUNITIES,
  - INSUFFICIENT ACCESS TO CAPITAL AND FINANCING, AND
  - POTENTIAL MATERIAL WEAKNESSES IN ITS INTERNAL CONTROLS,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE AND OPERATE OUR PROPERTIES AND WORKING CAPITAL REQUIREMENTS. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND/OR SALES AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY ENTER INTO ADDITIONAL MANAGEMENT AGREEMENTS OR POOLING AGREEMENTS WITH FIVE STAR FOR FIVE STAR TO MANAGE ADDITIONAL SENIOR LIVING COMMUNITIES THAT WE ACQUIRE OR THAT WE CURRENTLY OWN. HOWEVER, THERE CAN BE NO ASSURANCE THAT WE AND FIVE STAR WILL ENTER INTO ANY ADDITIONAL MANAGEMENT AGREEMENTS OR POOLING POOLING AGREEMENTS,

FORWARD LOOKING STATEMENTS (continued)


SNH

- SPECIAL COMMITTEES OF EACH OF OUR BOARD OF TRUSTEES AND FIVE STAR'S BOARD OF DIRECTORS COMPOSED SOLELY OF OUR INDEPENDENT TRUSTEES AND FIVE STAR'S INDEPENDENT DIRECTORS WHO ARE NOT ALSO TRUSTEES OR DIRECTORS OF THE OTHER PARTY AND WHO WERE REPRESENTED BY SEPARATE COUNSEL REVIEWED AND APPROVED THE TERMS OF THE INITIAL MANAGEMENT AGREEMENTS AND POOLING AGREEMENT BETWEEN US AND FIVE STAR AND THE TERMS OF THE SUBSEQUENT MANAGEMENT AGREEMENTS AND POOLING AGREEMENTS WERE APPROVED BY OUR INDEPENDENT TRUSTEES AND BOARD OF TRUSTEES AND BY THE INDEPENDENT DIRECTORS AND BOARD OF DIRECTORS OF FIVE STAR. AN IMPLICATION OF THESE STATEMENTS MAY BE THAT THESE TERMS ARE AS FAVORABLE TO US AS TERMS WE COULD OBTAIN FOR SIMILAR ARRANGEMENTS FROM UNRELATED THIRD PARTIES. HOWEVER, DESPITE THESE PROCEDURAL SAFEGUARDS, WE COULD STILL BE SUBJECTED TO CLAIMS CHALLENGING THESE TRANSACTIONS OR OUR ENTRY INTO THESE TRANSACTIONS BECAUSE OF THE MULTIPLE RELATIONSHIPS AMONG US, FIVE STAR AND RMR LLC AND THEIR RELATED PERSONS AND ENTITIES, AND DEFENDING EVEN MERITLESS CLAIMS COULD BE EXPENSIVE AND DISTRACTING TO MANAGEMENT,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.6 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- AS OF DECEMBER 31, 2015, APPROXIMATELY 97% OF OUR NOI WAS GENERATED FROM PROPERTIES WHERE A MAJORITY OF THE REVENUE IS DERIVED FROM OUR TENANTS' AND RESIDENTS' PRIVATE RESOURCES. THIS MAY IMPLY THAT WE WILL MAINTAIN OR INCREASE THE PERCENTAGE OF OUR NOI GENERATED FROM PRIVATE RESOURCES AT OUR SENIOR LIVING COMMUNITIES. HOWEVER, OUR RESIDENTS AND PATIENTS MAY BECOME UNABLE TO FUND OUR CHARGES WITH PRIVATE RESOURCES IN THE FUTURE AND WE MAY BE REQUIRED OR MAY ELECT FOR BUSINESS REASONS TO ACCEPT OR PURSUE REVENUES FROM GOVERNMENT PAY SOURCES, WHICH COULD RESULT IN AN INCREASED PART OF OUR NOI AND REVENUE BEING GENERATED FROM GOVERNMENT PAYMENTS,
- WE MAY NOT BE ABLE TO SELL OUR ASSETS CLASSIFIED AS HELD FOR SALE ON TERMS ACCEPTABLE TO US OR OTHERWISE,
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING FIVE STAR, RMR LLC, RMR INC., AIC, D&R YONKERS LLC, SIR AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,
- OUR SENIOR LIVING COMMUNITIES ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION, LICENSURE AND OVERSIGHT. WE SOMETIMES EXPERIENCE DEFICIENCIES IN THE OPERATION OF OUR SENIOR LIVING COMMUNITIES AND SOME OF OUR COMMUNITIES MAY BE PROHIBITED FROM ADMITTING NEW RESIDENTS OR OUR LICENSE TO CONTINUE OPERATIONS AT A COMMUNITY MAY BE REVOKED. ALSO, OPERATING DEFICIENCIES OR A LICENSE REVOCATION AT ONE OR MORE OF OUR SENIOR LIVING COMMUNITIES MAY HAVE AN ADVERSE IMPACT ON OUR ABILITY TO OBTAIN LICENSES FOR OR ATTRACT RESIDENTS TO OUR OTHER COMMUNITIES,
- THE PURCHASE PRICE WE PAID FOR THE RMR INC. SHARES IS STATED IN OUR ANNUAL REPORT ON FORM 10-K. AN IMPLICATION OF THIS STATEMENT MAY BE THAT THE RMR INC. SHARES WILL HAVE A MARKET VALUE AT LEAST EQUAL TO THE VALUE WE PAID FOR THE RMR INC. SHARES. IN FACT, THE VALUE OF THE RMR INC. SHARES MAY BE DIFFERENT FROM THE PRICE WE PAID FOR THE RMR INC. SHARES. THE MARKET VALUE OF RMR INC. SHARES DEPENDS UPON VARIOUS FACTORS, INCLUDING SOME THAT ARE BEYOND OUR CONTROL, SUCH AS MARKET CONDITIONS. THERE CAN BE NO ASSURANCE REGARDING THE PRICE AT WHICH RMR INC. SHARES WILL TRADE; WE MAY REALIZE A LOSS ON OUR INVESTMENT IN OUR RMR INC. SHARES, AND
- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE BEEN AMENDED AND EXTENDED FOR CONTINUING 20 YEAR TERMS. THE AMENDED MANAGEMENT AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION AND EXTENSIONS IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR 20 YEARS OR FOR SHORTER OR LONGER TERMS.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, DEFICIENCIES IN OPERATIONS BY THE TENANTS OR MANAGERS OF OUR SENIOR LIVING COMMUNITIES, CHANGED MEDICARE AND MEDICAID RATES, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Premier Residences of Chevy Chase, Chevy Chase, MD
Independent Living Facility
Operator: Five Star Senior Living
Living Units: 335


SNH

COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, skilled nursing facilities, or SNFs, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by the operating subsidiary of The RMR Group Inc. (NASDAQ: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly traded REITs and three real estate operating companies. As of December 31, 2015, RMR had $20.7 billion of real estate assets under management, including more than 1,300 properties. In addition to managing SNH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a publicly traded senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores, which is a tenant of HPT, and to Sonesta International Hotels Corporation, which is one of HPT's hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is an SEC registered investment adviser that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to SNH at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN
6.25% Senior Notes due 2046 -- SNHO

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-


SNH

COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of December 31, 2015) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Q4 2015 NOI (2)	% of Q4 2015 Total NOI
Independent living (3)	68	16,467		$ 2,231,911	29.9%	$ 49,070	29.5%
Assisted living (3)	187	13,786		1,843,758	24.7%	42,974	25.8%
Skilled nursing facilities (3)	41	4,446		186,084	2.5%	5,920	3.6%
Subtotal senior living communities	296	34,699		4,261,753	57.1%	97,964	58.9%
Medical office buildings (MOBs) (4)	121	11,315,582	sq. ft.	3,015,170	40.5%	63,720	38.4%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	4,569	2.7%
Total	427			$ 7,456,940	100.0%	$ 166,253	100.0%

Operating Statistics by Tenant / Managed Properties (as of December 31, 2015) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q4 2015 NOI (2)	Tenant / Managed Properties Operating Statistics (5) Rent Coverage	Occupancy
Five Star Senior Living	177	19,691		$ 53,648	1.23x	84.6%
Sunrise Senior Living / Marriott (6)	4	1,619		5,259	1.98x	91.4%
Brookdale Senior Living	18	894		3,869	2.77x	90.9%
13 private senior living companies (combined)	32	3,910		12,439	1.42x	86.3%
Subtotal triple net leased senior living communities	231	26,114		75,215	1.35x	85.4%
Managed senior living communities (7)	65	8,585		22,749	NA	88.0%
Subtotal senior living communities	296	34,699		97,964	1.35x	86.0%
MOBs (4)	121	11,315,582	sq. ft.	63,720	NA	96.4%
Wellness centers	10	812,000	sq. ft.	4,569	1.93x	100.0%
Total	427			$ 166,253	1.39x	

(1) Amounts are before depreciation, but after impairment write downs, if any. Amounts exclude carrying values for one senior living community and one vacant land parcel classified as held for sale as of December 31, 2015 of $5,356, which are included in Other Assets on the Consolidated Balance Sheets.

(2) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP. Includes NOI of $58 related to one senior living community that was sold during the quarter ended December 31, 2015.

(3) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.

(4) These 121 MOB properties are comprised of 145 buildings.

(5) Operating data for multi-tenant MOBs are presented as of December 31, 2015; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended September 30, 2015, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes historical data for periods prior to our ownership of certain properties, as well as data for properties sold during the periods presented.

(6) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.

(7) These 65 senior living communities are managed by Five Star and one other private operator and include properties leased to our taxable REIT subsidiaries, or TRSs. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through, December 31, 2015, was 87.9%.


SNH

Property Mix
(based on 2015 NOI)(1)

Independent Living 29%
Assisted Living 23%
SNFs 3%
MOBs 42%
Wellness Centers 3%

Geographic Diversification
(based on 12/31/15 Carrying Value of Investment)(2)

33 Other States + D.C. 37%
MA 15%
CA 10%
FL 9%
TX 7%
GA 5%
WI 4%
MD 4%
VA 3%
NY 3%
IN 3%

(1) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.

(2) Carrying value of investment is before depreciation, but after impairment write downs, if any. Excludes carrying values totaling $5.4 million for one senior living community and one vacant land parcel classified as held for sale as of December 31, 2015, which are included in Other Assets on the Consolidated Balance Sheets.


SNH

INVESTOR INFORMATION

Board of Trustees

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard W. Siedel, Jr.
Chief Financial Officer & Treasurer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard W. Siedel, Jr.
Chief Financial Officer & Treasurer, at (617) 796-8223,
or rsiedel@snhreit.com.

Investor and media inquiries should be directed to
Olivia Snyder, Investor Relations Analyst, at
(617) 796-8234, or osnyder@snhreit.com.

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

FBR & Co.
Daniel Altscher
(703) 312-1651
daltscher@fbr.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Raymond James
Jonathan Hughes
(727) 567-2438
jonathan.hughes@raymondjames.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Rating Agencies

Moody’s Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor’s
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



11 Fan Pier Blvd. & 50 Northern Ave., Boston, MA
Biotech Medical Office Buildings
Primary Tenant: Vertex Pharmaceuticals
Square Feet: 1,651,000


SNH

KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	237,472	237,472	237,399	234,996	203,910
Weighted average common shares outstanding during period - basic	237,313	237,263	235,549	221,375	203,742
Weighted average common shares outstanding during period - diluted [1]	237,320	237,293	235,592	221,397	203,754
Common Share Data:					
Price at end of period	$ 14.84	$ 16.20	$ 17.55	$ 22.19	$ 22.11
High during period	$ 17.16	$ 18.25	$ 22.41	$ 23.83	$ 23.08
Low during period	$ 13.63	$ 14.98	$ 17.52	$ 21.19	$ 20.72
Annualized dividends paid per share [2]	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) [2]	10.5%	9.6%	8.9%	7.0%	7.1%
Annualized Normalized FFO multiple (at end of period) [3]	7.7x	8.6x	9.8x	12.3x	12.3x
Annualized net operating income (NOI) [4] / total market capitalization	9.5%	8.6%	8.1%	7.2%	8.0%
Market Capitalization:					
Total debt (book value)	$ 3,503,025	$ 3,501,565	$ 3,439,552	$ 2,719,114	$ 2,800,704
Plus: market value of common shares (at end of period)	3,524,084	3,847,046	4,166,352	5,214,561	4,508,450
Total market capitalization	$ 7,027,109	$ 7,348,611	$ 7,605,904	$ 7,933,675	$ 7,309,154
Total debt / total market capitalization	49.9%	47.6%	45.2%	34.3%	38.3%
Book Capitalization:					
Total debt	$ 3,503,025	$ 3,501,565	$ 3,439,552	$ 2,719,114	$ 2,800,704
Plus: total shareholders' equity	3,359,760	3,505,540	3,566,221	3,574,793	2,952,407
Total book capitalization	$ 6,862,785	$ 7,007,105	$ 7,005,773	$ 6,293,907	$ 5,753,111
Total debt / total book capitalization	51.0%	50.0%	49.1%	43.2%	48.7%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with the operating subsidiary of The RMR Group Inc., or RMR, if any, if the effect is dilutive.
(2) The amounts stated are based on the cash amounts paid during the periods, and exclude a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.
(3) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.
(4) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.





KEY FINANCIAL DATA (Continued)

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Selected Balance Sheet Data:					
Total assets	$ 7,183,978	$ 7,352,996	$ 7,348,026	$ 6,537,095	$ 5,968,269
Total liabilities	$ 3,824,218	$ 3,847,456	$ 3,781,805	$ 2,962,302	$ 3,015,862
Gross book value of real estate assets (1)	$ 7,456,940	$ 7,439,088	$ 7,392,221	$ 6,717,946	$ 6,222,360
Total debt / gross book value of real estate assets (1)	47.0%	47.1%	46.5%	40.5%	45.0%
Selected Income Statement Data:					
Total revenues (2)	$ 267,519	$ 255,275	$ 247,402	$ 228,577	$ 229,809
NOI (3)	$ 166,253	$ 158,348	$ 153,810	$ 142,783	$ 145,541
NOI margin (4)	62.1%	62.0%	62.2%	62.5%	63.3%
Adjusted EBITDA (5)	$ 151,442	$ 150,804	$ 145,911	$ 135,905	$ 128,548
Net income	$ 9,544	$ 38,249	$ 36,387	$ 39,789	$ 45,288
Normalized FFO (6)	$ 112,984	$ 111,430	$ 106,756	$ 98,563	$ 91,264
Common distributions paid (7)	$ 92,614	$ 92,585	$ 91,655	$ 79,530	$ 79,515
Per Share Data:					
Net income (basic and diluted)	$ 0.04	$ 0.16	$ 0.15	$ 0.18	$ 0.22
Normalized FFO (basic and diluted) (6)	$ 0.48	$ 0.47	$ 0.45	$ 0.45	$ 0.45
Common distributions paid (7)	$ 0.39	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Normalized FFO payout ratio (basic and diluted) (6) (7)	81.3%	83.0%	86.7%	86.7%	86.7%
Coverage Ratios:					
Adjusted EBITDA (5) / interest expense	4.0x	3.9x	3.8x	3.8x	3.6x
Total debt / annualized Adjusted EBITDA (5)	5.8x	5.8x	5.9x	5.0x	5.4x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any. Excludes properties classified as held for sale.
(2) In the fourth quarters of 2015 and 2014, we recognized $10.1 million and $10.2 million of percentage rent for the years ended December 31, 2015 and 2014, respectively.
(3) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(4) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(5) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.
(6) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.
(7) The amounts stated are based on the dividend amounts paid during the given periods, and excludes a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.

SNH

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

	As of December 31, 2015	As of December 31, 2014
ASSETS		
Real estate properties:		
Land	$ 781,426	$ 681,808
Buildings, improvements and equipment	6,675,514	5,540,552
	7,456,940	6,222,360
Less accumulated depreciation	(1,147,540)	(973,205)
	6,309,400	5,249,155
Cash and cash equivalents	37,656	27,594
Restricted cash	6,155	10,544
Deferred financing fees, net	27,695	30,549
Acquired real estate leases and other intangible assets, net	604,286	472,788
Other assets	198,786	177,639
Total assets	$ 7,183,978	$ 5,968,269
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 775,000	$ 80,000
Unsecured term loans	550,000	350,000
Senior unsecured notes, net of discount	1,495,066	1,743,628
Secured debt and capital leases	682,959	627,076
Accrued interest	16,974	20,046
Assumed real estate lease obligations, net	115,363	122,826
Other liabilities	188,856	72,286
Total liabilities	3,824,218	3,015,862
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
300,000,000 shares authorized, 237,471,559 and 203,910,305 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively	2,375	2,039
Additional paid in capital	4,531,703	3,825,063
Cumulative net income	1,477,590	1,353,622
Cumulative other comprehensive (loss) income	(32,537)	3,329
Cumulative distributions	(2,619,371)	(2,231,646)
Total shareholders' equity	3,359,760	2,952,407
Total liabilities and shareholders' equity	$ 7,183,978	$ 5,968,269



CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Revenues:				
Rental income (1)	$ 170,706	$ 149,364	$ 630,899	$ 526,703
Residents fees and services (2)	96,813	80,445	367,874	318,184
Total revenues	267,519	229,809	998,773	844,887
Expenses:				
Property operating expenses	101,266	84,268	377,579	324,564
Depreciation	71,549	50,257	257,783	185,391
General and administrative	10,266	10,696	42,830	38,946
Acquisition related costs	337	1,957	6,853	4,607
Impairment of assets	292	(10)	194	(10)
Total expenses	183,710	147,168	685,239	553,498
Operating income	83,809	82,641	313,534	291,389
Dividend income	2,773	-	2,773	63
Interest and other income	106	89	379	362
Interest expense	(38,043)	(35,901)	(150,881)	(135,114)
Loss on distribution to common shareholders of RMR common stock	(38,437)	-	(38,437)	-
Loss on early extinguishment of debt	(425)	(12)	(1,894)	(12)
Income from continuing operations before income tax expense and equity in (losses) earnings of an investee	9,783	46,817	125,474	156,688
Income tax expense	(189)	(74)	(574)	(576)
Equity in (losses) earnings of an investee	(50)	28	20	87
Income from continuing operations	9,544	46,771	124,920	156,199
Discontinued operations:				
(Loss) income from discontinued operations	-	(123)	(350)	1,362
Impairment of assets from discontinued operations	-	(4,260)	(602)	(4,377)
Income before gain on sale of properties	9,544	42,388	123,968	153,184
Gain on sale of properties	-	2,900	-	5,453
Net income	$ 9,544	$ 45,288	$ 123,968	$ 158,637
Weighted average common shares outstanding (basic)	237,313	203,742	232,931	198,868
Weighted average common shares outstanding (diluted)	237,320	203,754	232,963	198,894
Basic and diluted income from continuing operations per common share	$ 0.04	$ 0.24	$ 0.54	$ 0.81
Basic and diluted loss from discontinued operations per common share	$ -	$ (0.02)	$ (0.01)	$ (0.01)
Basic and diluted net income per common share	$ 0.04	$ 0.22	$ 0.53	$ 0.80

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Sixty-five (65) senior living communities are managed by Five Star and one other private operator and include properties leased to our TRSs. We recognize residents fees and services as services are provided.




SNH

CONSOLIDATED STATEMENTS OF INCOME (ADDITIONAL DATA)

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Additional Data:				
General and administrative expenses / total revenues	3.8%	4.7%	4.3%	4.6%
General and administrative expenses / total assets (at end of period)	0.1%	0.2%	0.6%	0.7%
Estimated percentage rent adjustment [1]	$ (7,600)	$ (7,600)	$ -	$ -
Non-cash stock based compensation, estimated	$ 226	$ 1,309	$ 2,874	$ 4,994
Lease termination fees included in rental income	$ 127	$ -	$ 639	$ -
Continuing Operations:				
Straight-line rent included in rental income [2]	$ 4,300	$ 2,857	$ 18,039	$ 9,663
Lease value amortization included in rental income [3]	$ 599	$ 1,211	$ 4,060	$ 2,322
Amortization of deferred financing fees and debt discounts	$ 1,401	$ 1,611	$ 5,942	$ 6,319
Non-cash amortization expense included in property operating expenses[4]	$ 199	$ -	$ 402	$ -
Non-cash amortization expense included in general and administrative expenses[4]	$ 744	$ -	$ 1,743	$ -
Discontinued Operations:				
Straight-line rent included in rental income [2]	$ -	$ -	$ -	$ 9

(1) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in our calculation of Normalized FFO for each of the first three quarters of the year, and the fourth quarter Normalized FFO calculation excludes the amounts that had been included during the first three quarters.

(2) We report rental income on a straight line basis over the terms of the respective leases.

(3) Rental income includes non-cash amortization of intangible lease assets and liabilities.

(4) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, the then 20 year life of our business and property management agreements with the operating subsidiary of RMR as an allocated reduction to business management fees and property management fees, which are included in general and admnistrative expenses and property operating expenses, repectively.


SNH

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Year Ended	
	12/31/2015	12/31/2014
Cash flows from operating activities:		
Net income	$ 123,968	$ 158,637
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	257,783	185,391
Net amortization of debt discounts, premiums and deferred financing fees	5,942	6,319
Straight line rental income	(18,039)	(9,672)
Amortization of acquired real estate leases and other intangible assets	(4,060)	(2,322)
Loss on early extinguishment of debt	1,894	12
Impairment of assets	796	4,367
Loss on distribution to common shareholders of RMR common stock	38,437	-
Other non-cash adjustments	(2,145)	-
Gain on sale of properties	-	(5,453)
Gain on sale of investments	(71)	-
Equity in earnings of an investee	(20)	(87)
Change in assets and liabilities:		
Restricted cash	4,389	1,970
Other assets	(19,917)	(1,102)
Accrued interest	(3,072)	4,207
Other liabilities	19,636	8,634
Cash provided by operating activities	405,521	350,901
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(1,134,735)	(1,225,770)
Real estate improvements	(70,427)	(64,754)
Investment in Affiliates Insurance Company	-	(825)
Investment in The RMR Group Inc.	(17,286)	-
Proceeds from sale of properties	2,782	27,325
Proceeds from sale of investments	6,571	-
Cash used for investing activities	(1,213,095)	(1,264,024)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	659,496	322,807
Proceeds from issuance of unsecured senior notes, net of discount	-	648,915
Proceeds from unsecured term loans	200,000	350,000
Proceeds from borrowings on revolving credit facility	1,640,243	570,000
Repayments of borrowings on revolving credit facility	(945,243)	(590,000)
Redemption of senior notes	(250,000)	-
Repayment of other debt	(125,879)	(86,432)
Loss on early extinguishment of debt settled in cash	(1,448)	-
Payment of deferred financing fees	(2,931)	(8,039)
Repurchase of common shares	(212)	-
Distributions to shareholders	(356,390)	(305,767)
Cash provided by financing activities	817,636	901,484
Increase (decrease) in cash and cash equivalents:	10,062	(11,639)
Cash and cash equivalents at beginning of period	27,594	39,233
Cash and cash equivalents at end of period	$ 37,656	$ 27,594
Supplemental cash flow information:		
Interest paid	$ 148,011	$ 124,588
Income taxes paid	477	155
Non-cash investing activities:		
Investment acquired by issuance of common shares	(44,521)	-
Acquisitions funded by assumed debt	(181,433)	(15,630)
Non-cash financing activities:		
Assumption of mortgage notes payable	181,433	15,630
Issuance of common shares	47,691	4,823
Distribution to common shareholders of RMR common stock	(31,335)	-


SNH

DEBT SUMMARY

(dollars appearing in the table below are in thousands)
As of December 31, 2015

	Coupon Rate	Interest Rate [1]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Unsecured revolving credit facility (LIBOR + 130 b.p.) [3]	1.691%	1.691%	$ 775,000	1/15/2018	$ 775,000	2.0
Unsecured term loan (LIBOR + 140 b.p.) [4]	1.644%	1.644%	350,000	1/15/2020	350,000	4.0
Unsecured term loan (LIBOR + 180 b.p.) [5]	2.222%	2.222%	200,000	9/28/2022	200,000	6.7
Weighted average rate / total unsecured floating rate debt	1.759%	1.759%	$ 1,325,000		$ 1,325,000	3.3
Unsecured Fixed Rate Debt: [6]						
Senior notes due 2019	3.250%	3.250%	400,000	5/1/2019	400,000	3.3
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	4.3
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	6.0
Senior notes due 2024	4.750%	4.750%	250,000	5/1/2024	250,000	8.3
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	26.6
Weighted average rate / total unsecured fixed rate debt	5.221%	5.221%	$ 1,500,000		$ 1,500,000	10.3
Weighted average rate / total unsecured debt	3.597%	3.597%	$ 2,825,000		$ 2,825,000	7.0
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property [7]	5.970%	5.970%	6,115	4/11/2016	6,082	0.3
Mortgage - secured by 1 property	4.650%	3.280%	18,000	7/1/2016	18,000	0.5
Mortgages - secured by 2 properties	5.924%	5.924%	82,070	11/1/2016	79,415	0.8
Mortgage - secured by 1 property	6.250%	6.250%	11,989	11/11/2016	11,820	0.9
Mortgage - secured by 1 property	5.860%	3.070%	5,524	3/11/2017	5,401	1.2
Mortgages - secured by 8 properties [8]	6.540%	6.540%	43,549	5/1/2017	42,334	1.3
Mortgage - secured by 1 property	6.150%	4.180%	10,861	8/1/2017	10,578	1.6
Mortgage - secured by 1 property	6.730%	4.730%	8,948	4/1/2018	8,328	2.3
Mortgages - secured by 1 property [9]	6.310%	4.450%	12,976	10/1/2018	12,352	2.8
Mortgages - secured by 1 property [10]	6.240%	4.550%	12,250	10/1/2018	11,697	2.8
Mortgage - secured by 10 properties	4.470%	4.350%	72,062	10/5/2018	66,196	2.8
Mortgage - secured by 1 property	4.690%	4.280%	6,692	1/1/2019	6,271	3.0
Mortgage - secured by 4 properties	3.790%	4.270%	45,327	7/1/2019	42,184	3.5
Mortgage - secured by 17 properties	6.710%	6.710%	284,138	9/1/2019	266,704	3.7
Mortgage - secured by 1 property [11]	7.310%	7.310%	2,420	1/1/2022	41	6.0
Mortgage - secured by 1 property [11]	7.850%	7.850%	1,196	1/1/2022	21	6.0
Mortgage - secured by 1 property	6.280%	5.170%	14,825	7/1/2022	10,744	6.5
Mortgage - secured by 1 property	4.850%	3.790%	11,787	10/1/2022	10,479	6.8
Capital leases - 2 properties	7.700%	7.700%	12,156	4/30/2026	-	10.3
Mortgage - secured by 1 property	6.250%	6.250%	3,246	2/1/2033	26	17.1
Mortgage - secured by 1 property	5.950%	5.950%	9,047	9/1/2038	1,211	22.7
Mortgage - secured by 1 property	4.375%	4.375%	4,512	9/1/2043	23	27.7
Weighted average rate / total secured fixed rate debt	6.003%	5.793%	$ 679,690		$ 609,907	3.5
Summary Debt:						
Weighted average rate / total unsecured floating rate debt	1.759%	1.759%	$ 1,325,000		$ 1,325,000	3.3
Weighted average rate / total unsecured fixed rate debt	5.221%	5.221%	1,500,000		1,500,000	10.3
Weighted average rate / total secured fixed rate debt	6.003%	5.793%	679,690		609,907	3.5
Weighted average rate / total debt	4.064%	4.023%	$ 3,504,690		$ 3,434,907	6.3



(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.
(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.
(3) Represents amount outstanding under our $1.0 billion revolving credit facility at December 31, 2015. At our option and upon the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.
(4) Represents amount outstanding under our $350.0 million term loan at December 31, 2015. This term loan is prepayable without penalty at any time.
(5) Represents amount outstanding under our $200.0 million term loan at December 31, 2015. This term loan is prepayable without penalty after September 29, 2017.
(6) In February 2016, we sold $250.0 million in aggregate principal amount of 6.25% senior unsecured notes due 2046. These notes are not included in the above table.
(7) In January 2016, we prepaid this mortgage debt.
(8) Includes eight first mortgages at a weighted average coupon rate of 6.54% and seven second mortgages with a weighted average coupon rate of 6.50%. The weighted average coupon rate on these mortgages is 6.54%.
(9) Includes one first mortgage with a coupon rate of 6.75% and one second mortgage with a coupon rate of 4.82%. The weighted average coupon rate on these mortgages is 6.31%.
(10) Includes one first mortgage with a coupon rate of 6.90% and one second mortgage with a coupon rate of 4.82%. The weighted average coupon rate on these mortgages is 6.27%.
(11) These two mortgages are secured by the same property.


SNH

DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)
As of December 31, 2015

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt [1]	Secured Fixed Rate Debt [2]		Total [3]
2016	$ -		$ -	$ 130,380	[4]	$ 130,380
2017	-		-	69,838		69,838
2018	775,000	[5]		109,768		884,768
2019	-		400,000	320,919		720,919
2020	350,000	[6]	200,000	3,080		553,080
2021	-		300,000	3,327		303,327
2022	200,000	[6]	-	23,467		223,467
2023	-		-	1,968		1,968
2024	-		250,000	2,141		252,141
Thereafter	-		350,000	14,802		364,802
	$ 1,325,000		$ 1,500,000	$ 679,690		$ 3,504,690
Percent of total debt	37.8%		42.8%	19.4%		100.0%

(1) In February 2016, we sold $250.0 million in aggregate principal amount of 6.25% senior unsecured notes due 2046. These notes are not included in the above table.
(2) Includes $12.2 million of capital lease obligations due in April 2026.
(3) Our total debt as of December 31, 2015, including unamortized premiums and discounts, was $3,503,025.
(4) In January 2016, we prepaid $6.1 million of secured fixed rate debt with a maturity date in April 2016.
(5) Represents amounts outstanding under our $1.0 billion revolving credit facility at December 31, 2015. At our option and the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.
(6) Represents the outstanding balances of each of our two term loans at December 31, 2015. Our $350.0 million term loan is prepayable without penalty at any time. Our $200.0 million term loan is prepayble without penalty after September 29, 2017.


SNH

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Leverage Ratios:					
Total debt / total market capitalization	49.9%	47.6%	45.2%	34.3%	38.3%
Total debt / total book capitalization	51.0%	50.0%	49.1%	43.2%	48.7%
Total debt / total assets	48.8%	47.6%	46.8%	41.6%	46.9%
Total debt / gross book value of real estate assets [(1)]	47.0%	47.1%	46.5%	40.5%	45.0%
Secured debt / total assets	9.5%	10.1%	9.9%	9.6%	10.5%
Variable rate debt / total debt	37.8%	29.1%	28.1%	12.9%	15.4%
Coverage Ratios:					
Adjusted EBITDA [(2)] / interest expense	4.0x	3.9x	3.8x	3.8x	3.6x
Total debt / annualized Adjusted EBITDA [(2)]	5.8x	5.8x	5.9x	5.0x	5.4x
Public Debt Covenants [(3)]:					
Total debt / adjusted total assets - allowable maximum 60.0%	40.1%	39.5%	38.9%	34.1%	38.3%
Secured debt / adjusted total assets - allowable maximum 40.0%	7.8%	8.3%	8.3%	7.8%	8.6%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.13x	4.01x	4.00x	3.96x	3.75x
Total unencumbered assets to unsecured debt - required minimum 150.0%	249.7%	252.1%	256.6%	303.9%	265.2%

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of these amounts to net income in accordance with GAAP to EBITDA and Adjusted EBITDA.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.


SNH

SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and unit data)

	For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
MOB tenant improvements (1) (2)	$ 3,808	$ 2,568	$ 2,457	$ 1,348	$ 1,620
MOB leasing costs (1) (3)	2,620	1,046	2,413	1,069	2,731
MOB building improvements (1) (4)	4,424	2,263	1,332	487	830
Managed senior living communities capital improvements	3,158	3,054	2,770	2,162	1,909
Recurring capital expenditures	14,010	8,931	8,972	5,066	7,090
Development, redevelopment and other activities (5)	6,192	5,278	4,342	5,526	4,312
Total capital expenditures(6)	$ 20,202	$ 14,209	$ 13,314	$ 10,592	$ 11,402
MOB avg. sq. ft. during period	11,315	11,315	11,314	10,227	9,142
Managed senior living communities avg. units during period	8,596	8,585	7,927	7,284	7,165
MOB building improvements per avg. sq. ft. during period	$ 0.39	$ 0.20	$ 0.12	$ 0.05	$ 0.09
Managed senior living communities capital improvements per avg. unit during period	$ 367	$ 356	$ 349	$ 297	$ 266

(1) Excludes expenditures at properties classified in discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.
(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.
(6) During the quarter and year ended December 31, 2015, we purchased from Five Star, at cost, $5.0 million and $21.4 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased by approximately $412,000 and $1.7 million, respectively, pursuant to the terms of our leases with Five Star. These amounts are not included in the table above.

SNH

PROPERTY ACQUISITIONS / DISPOSITIONS INFORMATION SINCE JANUARY 1, 2015

(dollars and sq. ft. appearing in the table below are in thousands, except unit and per sq. ft. amounts)

Senior Living Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Number of Buildings	Units	Purchase Price [1]	Purchase Price Per Unit	Initial Lease / Cap Rate [2]	Tenant
5/1/2015 & 9/28/2015	16 States	Assisted Living / Independent Living	38	38	3,439	$ 790,000	$ 230	7.0%	Various
5/27/2015	Cumming, GA	Independent Living	- [3]	- [3]	40	9,750	244	N/A [4]	Our TRS
9/3/2015	Cumming, GA	Assisted Living	1	1	84	18,250	217	8.6%	Oaks Senior Living
	Total / Weighted Average: Senior Living Acquisitions		39	39	3,563	$ 818,000	$ 230	7.0%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [2]	Purchase Price per Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [5]	Occupancy [6]	Major Tenant
1/29/2015	12 States	23	23	2,170	$ 539,000	$ 248	6.4%	9.5	100.0%	Various
2/10/2016	Golden Valley, MN	1	3	128	22,700	177	8.3%	6.5	99.0%	North Memorial Health Care
	Total / Weighted Average: MOB Acquisitions	24	26	2,298	$ 561,700	$ 244	6.5%	9.4		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price
2/17/2015	Pittsburgh, PA	Assisted Living	1	1	$ 250
4/27/2015	Albuquerque, NM	MOB	1	4	1,500
7/20/2015	Pacific Junction, IA	Skilled Nursing Facility	1	1	155
8/4/2015	Madison, WI	Skilled Nursing Facility	1	1	850
12/29/2015	Glenwood, IA	Skilled Nursing Facility	1	1	21
	Total Dispositions		5	8	$ 2,776

(1) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(2) Represents the ratio of the estimated GAAP-based annual rental income, excluding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, and excluding depreciation and amortization expense, to the purchase price on the date of acquisition, including the principal amount of any assumed debt and excluding acquisition costs.

(3) This community is located adjacent to one of our managed communities and the two communities are now operated as a single integrated community.

(4) This is a newly constructed property.

(5) Weighted average remaining lease term based on rental income at the time of acquisition.

(6) Occupancy based on leasable square feet area as of acquisition date.

PORTFOLIO INFORMATION



Wellstead of Rogers, Rogers, MN
Assisted Living Facility
Operator: Five Star Senior Living
Living Units: 228


SNH

PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)
As of December 31, 2015



	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [1]	% of Total Investment	Investment per Unit / Bed or Square Foot [2]	Q4 2015 NOI [3]	% of Q4 2015 Total NOI
Property Type:								
Independent living [4]	68	16,467		$ 2,231,911	29.9%	$ 135,538	$ 49,070	29.5%
Assisted living [4]	187	13,786		1,843,758	24.7%	$ 133,741	42,974	25.8%
Skilled nursing facilities [4]	41	4,446		186,084	2.5%	$ 41,854	5,920	3.6%
Subtotal senior living communities	296	34,699		4,261,753	57.1%	$ 122,821	97,964	58.9%
MOBs [5]	121	11,315,582	sq. ft.	3,015,170	40.5%	$ 266	63,720	38.4%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222	4,569	2.7%
Total	427			$ 7,456,940	100.0%		$ 166,253	100.0%
Tenant / Managed Properties:								
Five Star Senior Living (Lease No. 1)	83	6,043		$ 692,895	9.3%	$ 114,661	$ 16,253	9.8%
Five Star Senior Living (Lease No. 2)	48	7,032		706,100	9.5%	$ 100,412	18,080	10.9%
Five Star Senior Living (Lease No. 3)	17	3,281		356,394	4.8%	$ 108,624	9,696	5.8%
Five Star Senior Living (Lease No. 4)	29	3,335		391,999	5.3%	$ 117,541	9,619	5.8%
Subtotal Five Star Senior Living	177	19,691		2,147,388	28.9%	$ 109,054	53,648	32.3%
Sunrise Senior Living / Marriott [6]	4	1,619		126,326	1.7%	$ 78,027	5,259	3.2%
Brookdale Senior Living	18	894		61,122	0.8%	$ 68,369	3,869	2.3%
13 private senior living companies (combined)	32	3,910		542,365	7.2%	$ 138,712	12,439	7.4%
Subtotal triple net leased senior living communities	231	26,114		2,877,201	38.6%	$ 110,178	75,215	45.2%
Managed senior living communities [7]	65	8,585		1,384,552	18.5%	$ 161,276	22,749	13.7%
Subtotal senior living communities	296	34,699		4,261,753	57.1%	$ 122,821	97,964	58.9%
MOBs [5]	121	11,315,582	sq. ft.	3,015,170	40.5%	$ 266	63,720	38.4%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222	4,569	2.7%
Total	427			$ 7,456,940	100.0%		$ 166,253	100.0%



(1) Amounts are before depreciation, but after impairment write downs, if any. Amounts exclude carrying values for one senior living community and one MOB vacant land parcel classified as held for sale as of December 31, 2015 of $5,356, which are included in Other Assets on the Consolidated Balance Sheets.

(2) Represents investment carrying value divided by the number of living units, beds or rentable square feet at December 31, 2015.

(3) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.

(4) Senior living properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.

(5) These 121 MOB properties are comprised of 145 buildings. Our MOB leases include some triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible for the operation and maintenance of the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Marriott guarantees the lessee's obligations under these leases.

(7) These 65 senior living communities are managed by Five Star and one other private operator and include properties leased to our TRSs.


SNH

OCCUPANCY BY PROPERTY TYPE AND TENANT (1)

	For the Twelve Months Ended (2)				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Property Type:					
Independent living	87.5%	87.6%	87.7%	87.8%	87.8%
Assisted living	86.9%	87.0%	87.0%	86.9%	86.5%
Skilled nursing facilities	78.4%	78.8%	79.2%	79.4%	79.5%
Weighted average occupancy senior living communities	86.0%	86.2%	86.2%	86.3%	86.1%
MOBs (3)	96.0%	96.4%	96.2%	95.9%	95.6%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star Senior Living (Lease No. 1)	85.4%	85.5%	85.1%	85.2%	84.8%
Five Star Senior Living (Lease No. 2)	81.9%	82.1%	82.1%	82.2%	81.9%
Five Star Senior Living (Lease No. 3)	85.2%	85.5%	86.0%	86.6%	86.9%
Five Star Senior Living (Lease No. 4)	88.2%	88.0%	87.8%	87.7%	87.5%
Weighted average occupancy Five Star Senior Living	84.6%	84.7%	84.8%	84.8%	84.6%
Sunrise Senior Living / Marriott (4)	91.4%	92.2%	92.5%	92.5%	92.2%
Brookdale Senior Living	90.9%	92.5%	93.7%	94.4%	94.5%
13 private senior living companies (combined)	86.3%	85.7%	85.0%	85.2%	85.3%
Weighted average occupancy triple net leased senior living communities	85.4%	85.6%	85.6%	85.7%	85.5%
Managed senior living communities (5)	88.0%	88.2%	88.3%	88.5%	88.3%
Weighted average occupancy senior living communities	86.0%	86.2%	86.2%	86.3%	86.1%
MOBs (3)	96.0%	96.4%	96.2%	95.9%	95.6%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations as well as properties that were sold during the periods presented.
(2) Operating data for multi-tenant MOBs are presented as of the end of the period shown; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior twelve month period for which tenant and manager operating results are available to us.
(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of December 31, 2015 was 96.4%.
(4) Marriott guarantees the lessee's obligations under these leases.
(5) These communities are managed by Five Star and one private operator and include properties leased to our TRSs. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through, December 31, 2015, was 87.9%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.


SNH

RENT COVERAGE BY TENANT (TRIPLE NET LEASED SENIOR LIVING COMMUNITIES AND WELLNESS CENTERS) (1)

	For the Twelve Months Ended				
Tenant	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Five Star Senior Living (Lease No. 1)	1.13x	1.14x	1.19x	1.17x	1.17x
Five Star Senior Living (Lease No. 2)	1.13x	1.12x	1.14x	1.10x	1.10x
Five Star Senior Living (Lease No. 3)	1.53x	1.52x	1.53x	1.54x	1.57x
Five Star Senior Living (Lease No. 4)	1.27x	1.23x	1.22x	1.20x	1.19x
Weighted average rent coverage Five Star Senior Living	1.23x	1.22x	1.24x	1.22x	1.22x
Sunrise Senior Living / Marriott (2)	1.98x	1.98x	2.02x	1.98x	1.96x
Brookdale Senior Living	2.77x	2.71x	2.66x	2.56x	2.56x
13 private senior living companies (combined)	1.42x	1.66x	1.98x	1.93x	1.94x
Weighted average rent coverage senior living communities	1.35x	1.35x	1.38x	1.35x	1.36x
Wellness centers	1.93x	1.94x	1.97x	2.00x	2.03x
Total	1.39x	1.39x	1.42x	1.40x	1.40x

(1) Excludes properties that were sold during the periods presented.
(2) Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.


SNH

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Number of Properties	231	215	231	215
Number of Units	26,114	24,136	26,114	24,136
Occupancy [2]	84.6%	84.6%	84.6%	84.6%
Rent Coverage [2]	1.33x	1.33x	1.33x	1.33x
NOI (Rental Income) [3]	$ 75,215	$ 65,394	$ 256,035	$ 230,718
Cash Basis NOI (Rental Income) [3]	$ 73,839	$ 65,265	$ 251,984	$ 230,393
NOI % change	15.0%	--	11.0%	--
Cash Basis NOI % change	13.1%	--	9.4%	

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended [4]		As of and For the Year Ended [5]	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Number of Properties	211	211	211	211
Number of Units	23,824	23,824	23,824	23,824
Occupancy [2]	85.2%	85.5%	85.2%	85.5%
Rent Coverage [2]	1.36x	1.35x	1.36x	1.35x
NOI (Rental Income) [3]	$ 65,665	$ 65,037	$ 231,679	$ 228,606
Cash Basis NOI (Rental Income) [3]	$ 65,510	$ 64,908	$ 230,804	$ 228,281
NOI % change	1.0%	--	1.3%	--
Cash Basis NOI % change	0.9%	--	1.1%	--

(1) Includes independent and assisted living communities and skilled nursing facilities.
(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended September 30, 2015 and 2014 or for the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(3) See Exhibits A-1, A-2, A-3 and A-4 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(4) Consists of triple net leased senior living communities owned continuously since October 1, 2014.
(5) Consists of triple net leased senior living communities owned continuously since January 1, 2014.


SNH



MANAGED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Number of Properties [1]	65	46	65	46
Number of Units [1]	8,585	7,278	8,585	7,278
Occupancy	87.7%	88.4%	87.9%	88.5%
Average Monthly Rate	$ 4,181	$ 4,162	$ 4,213	$ 4,179
Average Monthly Rate % Growth	0.5%	--	0.8%	--
Residents Fees and Services	$ 96,813	$ 80,445	$ 367,874	$ 318,184
Property Operating Expenses	(74,064)	(62,352)	(278,242)	(245,093)
NOI [2]	$22,749	$18,093	$ 89,632	$ 73,091
NOI Margin % [3]	23.5%	22.5%	24.4%	23.0%
NOI % Change	25.7%	--	22.6%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended [4]		As of and For the Year Ended [5]	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Number of Properties	44	44	44	44
Number of Units	7,079	7,079	7,079	7,079
Occupancy	87.2%	88.4%	87.7%	88.5%
Average Monthly Rate	$ 4,250	$ 4,162	$ 4,263	$ 4,179
Average Monthly Rate % Growth	2.1%	--	2.0%	--
Residents Fees and Services	$ 80,492	$ 79,558	$ 321,394	$ 317,298
Property Operating Expenses	(60,489)	(61,651)	(243,241)	(244,392)
NOI [2]	$ 20,003	$ 17,907	$ 78,153	$ 72,906
NOI Margin % [3]	24.9%	22.5%	24.3%	23.0%
NOI % Change	11.7%	--	7.2%	--

(1) Includes only those managed senior living communities owned in the periods presented.
(2) See Exhibits A-1, A-2, A-3 and A-4 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.
(4) Consists of managed senior living communities owned continuously since October 1, 2014.
(5) Consists of managed senior living communities owned continuously since January 1, 2014.


SNH

MOB PORTFOLIO SEGMENT - RESULTS OF OPERATIONS (1)

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Number of Properties	121	98	121	98
Number of Buildings	145	122	145	122
Square Feet (2)	11,316	9,142	11,316	9,142
Occupancy (3)	96.4%	95.9%	96.4%	95.9%
Rental Income (4)	$90,922	$79,452	$356,586	$278,041
NOI (5)	$63,720	$57,537	$257,249	$198,570
Cash Basis NOI (5)	$60,062	$53,791	$238,930	$187,681
NOI Margin % (6)	70.1%	72.4%	72.1%	71.4%
Cash Basis NOI Margin % (7)	68.7%	71.1%	70.5%	70.3%
NOI % Change	10.7%	--	29.6%	--
Cash Basis NOI % Change	11.7%	--	27.3%	--

MOB PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS (1)

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (8)		As of and For the Year Ended (9)	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Number of Properties	98	98	96	96
Number of Buildings	122	122	119	119
Square Feet (2)	9,146	9,142	7,883	7,880
Occupancy (3)	95.5%	95.9%	94.9%	95.2%
Rental Income (4)	$79,805	$79,416	$209,655	$210,686
NOI (5)	$55,200	$57,513	$138,322	$143,257
Cash Basis NOI (5)	$52,225	$53,767	$136,860	$141,869
NOI Margin % (6)	69.2%	72.4%	66.0%	68.0%
Cash Basis NOI Margin % (7)	67.8%	71.1%	65.7%	67.8%
NOI % Change	(4.0%)	--	(3.4%)	--
Cash Basis NOI % Change	(2.9%)	--	(3.5%)	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibits A-1, A-2, A-3 and A-4 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(6) NOI margin % is defined as NOI as a percentage of rental income.
(7) Cash basis NOI margin % is defined as cash basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments, lease value amortization and lease termination fees, if any.
(8) Consists of MOBs owned continuously since October 1, 2014.
(9) Consists of MOBs owned continuously since January 1, 2014.


SNH

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Properties	121	121	121	121	98
Buildings	145	145	145	145	122
Total sq. ft. [2]	11,316	11,315	11,315	11,312	9,142
Occupancy [3]	96.4%	96.0%	96.4%	96.2%	95.9%
Leasing Activity (sq. ft.):					
New leases	115	10	115	30	50
Renewals	99	144	171	349	204
Total	214	154	286	379	254
Rent Rate on New and Renewed Leases					
New leases	$ 27.72	$ 26.49	$ 29.96	$ 27.63	$ 23.72
Renewals	$ 20.34	$ 23.02	$ 36.06	$ 19.85	$ 29.05
Average net annual rent	$ 24.31	$ 23.24	$ 33.61	$ 20.47	$ 28.01
Leasing Costs and Concession Commitments [4]:					
New leases	$ 9,021	$ 537	$ 5,312	$ 775	$ 2,556
Renewals	1,266	2,290	2,581	3,814	4,400
Total	$ 10,287	$ 2,827	$ 7,893	$ 4,589	$ 6,956
Leasing Costs and Concession Commitments per Sq. Ft. [4]:					
New leases	$ 78.25	$ 55.90	$ 46.42	$ 25.63	$ 51.12
Renewals	$ 12.79	$ 15.89	$ 15.08	$ 10.94	$ 21.57
All new and renewed leases	$ 48.02	$ 18.40	$ 27.63	$ 12.11	$ 27.39
Weighted Average Lease Term by Sq. Ft. (years) [5]:					
New leases	13.4	9.6	8.7	6.1	7.1
Renewals	7.0	6.1	13.2	3.7	7.4
All new and renewed leases	10.9	6.3	11.6	3.9	7.3
Leasing Costs and Concession Commitments per Sq. Ft. per Year [4]:					
New leases	$ 5.84	$ 5.84	$ 5.32	$ 4.17	$ 7.20
Renewals	$ 1.83	$ 2.61	$ 1.14	$ 2.97	$ 2.91
All new and renewed leases	$ 4.40	$ 2.90	$ 2.38	$ 3.07	$ 3.75

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of December 31, 2015, including straight line rent adjustments and estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.


SNH

TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)
As of December 31, 2015

	Tenant	Facility Type	Annualized Rental Income (1)	% of Annualized Rental Income (1)	Expiration
1	Five Star Senior Living	Senior living	$ 197,593	27.0%	2024 - 2032
2	Vertex Pharmaceuticals, Inc.	MOB	88,916	12.1%	2028
3	Aurora Health Care, Inc.	MOB	16,896	2.3%	2024
4	Pacifica Senior Living	Senior living	15,245	2.1%	2023
5	Sunrise Senior Living, Inc. / Marriott	Senior living	14,656	2.0%	2018
6	Cedars-Sinai Medical Center	MOB	12,107	1.7%	2016 - 2025
7	Life Time Fitness, Inc.	Wellness center	10,550	1.4%	2028
8	The Scripps Research Institute	MOB	10,145	1.4%	2019
9	Brookdale Senior Living, Inc.	Senior living	9,383	1.3%	2032
10	Medtronic, Inc.	MOB	8,087	1.1%	2017 - 2020
11	HCA Holdings, Inc.	MOB	7,833	1.1%	2016 - 2025
12	Reliant Medical Group, Inc.	MOB	7,661	1.0%	2019
13	Starmark Holdings, LLC	Wellness Center	7,508	1.0%	2023
	All Other Tenants (2)		326,216	44.5%	2016 - 2035
	Total Tenants		$ 732,796	100.0%	

(1) Annualized rental income is based on rents pursuant to existing leases as of December 31, 2015. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of the MOBs and wellness centers.

(2) Includes NOI (three months ended December 31, 2015, annualized) from our managed senior living communities.


SNH



PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)
As of December 31, 2015



Year	Senior Living Communities [2]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
	Annualized Rental Income [1]					
2016 [3]	$ 937	$ 25,412	$ -	$ 26,349	3.6%	3.6%
2017	-	28,431	-	28,431	3.9%	7.5%
2018	14,656	24,787	-	39,443	5.4%	12.9%
2019	590	40,167	-	40,757	5.6%	18.5%
2020	-	26,873	-	26,873	3.7%	22.2%
2021	1,424	8,751	-	10,175	1.4%	23.6%
2022	-	12,067	-	12,067	1.6%	25.2%
2023	16,839	8,590	7,507	32,936	4.5%	29.7%
2024	68,237	33,111	-	101,348	13.8%	43.5%
Thereafter [4]	259,365	144,502	10,550	414,417	56.5%	100.0%
Total	$ 362,048	$ 352,691	$ 18,057	$ 732,796	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 10.0 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Senior Living Communities (Units / Beds) [3]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
	Living Units / Beds			Square Feet				
2016 [3]	140	0.4%	0.4%	957,805	-	957,805	8.2%	8.2%
2017	-	0.0%	0.4%	1,042,661	-	1,042,661	8.9%	17.1%
2018	1,619	4.7%	5.1%	862,123	-	862,123	7.4%	24.5%
2019	175	0.5%	5.6%	1,319,790	-	1,319,790	11.3%	35.8%
2020	-	0.0%	5.6%	1,196,965	-	1,196,965	10.2%	46.0%
2021	361	1.0%	6.6%	334,801	-	334,801	2.9%	48.9%
2022	-	0.0%	6.6%	480,098	-	480,098	4.1%	53.0%
2023	894	2.6%	9.2%	685,725	354,000	1,039,725	8.9%	61.9%
2024	6,561	18.9%	28.2%	1,272,039	-	1,272,039	10.8%	72.7%
Thereafter [4]	24,949	71.8%	100.0%	2,754,852	458,000	3,212,852	27.3%	100.0%
Total	34,699	100.0%		10,906,859	812,000	11,718,859	100.0%	

(1) Annualized rental income is based on rents pursuant to existing leases as of December 31, 2015. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended December 31, 2015, annualized) from our managed senior living communities.

(2) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and SNFs. Includes NOI (three months ended December 31, 2015, annualized) from our managed senior living communities.

(3) Senior living annualized rental income and number of living units / beds expiring consists of one senior living community where the tenant's lease expired on December 31, 2015. This community is classified as held for sale as of December 31, 2015, and the tenant continues to occupy space and is obligated by the lease in effect at December 31, 2015.

(4) Includes 8,585 living units leased to our TRSs.



The Jefferson, Arlington, VA
Independent Living Facility
Operator: Sunrise Senior Living
Living Units: 422

EXHIBITS


SNH

EXHIBIT A-1

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Calculation of NOI and Cash Basis NOI [2]:							
Revenues:							
Rental income	$ 170,706	$ 158,863	$ 155,546	$ 145,784	$ 149,364	$ 630,899	$ 526,703
Residents fees and services	96,813	96,412	91,856	82,793	80,445	367,874	318,184
Total revenues	267,519	255,275	247,402	228,577	229,809	998,773	844,887
Property operating expenses	(101,266)	(96,927)	(93,592)	(85,794)	(84,268)	(377,579)	(324,564)
Property net operating income (NOI):	166,253	158,348	153,810	142,783	145,541	621,194	520,323
Non-cash straight line rent adjustments	(4,300)	(5,040)	(5,190)	(3,509)	(2,857)	(18,039)	(9,663)
Lease value amortization	(599)	(1,084)	(1,179)	(1,198)	(1,211)	(4,060)	(2,322)
Lease termination fees	(127)	(244)	(163)	(105)	-	(639)	-
Non-cash amortization included in property operating expenses [3]	(199)	(204)	-	-	-	(403)	-
Cash Basis NOI	$ 161,028	$ 151,776	$ 147,278	$ 137,971	$ 141,473	$ 598,053	$ 508,338
Reconciliation of Cash Basis NOI to Net Income:							
Cash Basis NOI	$ 161,028	$ 151,776	$ 147,278	$ 137,971	$ 141,473	$ 598,053	$ 508,338
Non-cash straight line rent adjustments	4,300	5,040	5,190	3,509	2,857	18,039	9,663
Lease value amortization	599	1,084	1,179	1,198	1,211	4,060	2,322
Lease termination fees	127	244	163	105	-	639	-
Non-cash amortization included in property operating expenses [3]	199	204	-	-	-	403	-
Property NOI	166,253	158,348	153,810	142,783	145,541	621,194	520,323
Depreciation expense	(71,549)	(70,016)	(62,511)	(53,707)	(50,257)	(257,783)	(185,391)
General and administrative expense	(10,266)	(10,316)	(11,674)	(10,574)	(10,696)	(42,830)	(38,946)
Acquisition related costs	(337)	(742)	(4,617)	(1,158)	(1,957)	(6,853)	(4,607)
Impairment of assets	(292)	98	-	-	10	(194)	10
Operating income	83,809	77,372	75,008	77,344	82,641	313,534	291,389
Dividend income	2,773	-	-	-	-	2,773	63
Interest and other income	106	57	142	75	89	379	362
Interest expense	(38,043)	(38,989)	(37,907)	(35,942)	(35,901)	(150,881)	(135,114)
Loss on distribution to common shareholders of RMR common stock	(38,437)	-	-	-	-	(38,437)	-
Loss on early extinguishment of debt	(425)	(21)	(39)	(1,409)	(12)	(1,894)	(12)
Income before income tax expense and equity in (losses) earnings of an investee	9,783	38,419	37,204	40,068	46,817	125,474	156,688
Income tax expense	(189)	(146)	(129)	(110)	(74)	(574)	(576)
Equity in (losses) earnings of an investee	(50)	(24)	23	72	28	20	87
Income from continuing operations	9,544	38,249	37,098	40,030	46,771	124,920	156,199
Discontinued operations							
(Loss) income from discontinued operations	-	-	(109)	(241)	(123)	(350)	1,362
Impairment of assets from discontinued operations	-	-	(602)	-	(4,260)	(602)	(4,377)
Income before gain on sale of properties	9,544	38,249	36,387	39,789	42,388	123,968	153,184
Gain on sale of properties	-	-	-	-	2,900	-	5,453
Net income	$ 9,544	$ 38,249	$ 36,387	$ 39,789	$ 45,288	$ 123,968	$ 158,637

(1) See Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Excludes properties classified in discontinued operations.

(3) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, the then 20 year life of the property management agreement with the operating subsidiary of RMR as a reduction to property management fees, which are included in property operating expenses.


SNH

EXHIBIT A-2

CONSOLIDATED NET OPERATING INCOME (NOI) AND CASH BASIS NOI (1) (2)

(dollars in thousands)

	As of and For the Three Months Ended			As of and For the Year Ended		
	12/31/2015	12/31/2014	% Change	12/31/2015	12/31/2014	% Change
NOI:						
Triple Net Leased Senior Living Communities (3)	$ 75,215	$ 65,394	15.0%	$ 256,035	$ 230,718	11.0%
Managed Senior Living Communities (4)	22,749	18,093	25.7%	89,632	73,091	22.6%
MOB Portfolio (5)	63,720	57,537	10.7%	257,249	198,570	29.6%
Non-Segment (6)	4,569	4,517	1.2%	18,278	17,944	1.9%
Total	$ 166,253	$ 145,541	14.2%	$ 621,194	$ 520,323	19.4%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities (3)	$ 73,839	$ 65,265	13.1%	$ 251,984	$ 230,393	9.4%
Managed Senior Living Communities (4)	22,749	18,093	25.7%	89,632	73,091	22.6%
MOB Portfolio (5)	60,062	53,791	11.7%	238,930	187,681	27.3%
Non-Segment (6)	4,378	4,324	1.2%	17,507	17,173	1.9%
Total	$ 161,028	$ 141,473	13.8%	$ 598,053	$ 508,338	17.6%

SAME PROPERTY NOI AND CASH BASIS NOI (1) (2)

(dollars in thousands)

	As of and For the Three Months Ended (7)			As of and For the Year Ended (8)		
	12/31/2015	12/31/2014	% Change	12/31/2015	12/31/2014	% Change
NOI:						
Triple Net Leased Senior Living Communities (3)	$ 65,665	$ 65,037	1.0%	$ 231,679	$ 228,606	1.3%
Managed Senior Living Communities (4)	20,003	17,907	11.7%	78,153	72,906	7.2%
MOB Portfolio (5)	55,200	57,513	(4.0%)	138,322	143,257	(3.4%)
Non-Segment (6)	4,569	4,517	1.2%	18,278	17,944	1.9%
Total	$ 145,437	$ 144,974	0.3%	$ 466,432	$ 462,713	0.8%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities (3)	$ 65,510	$ 64,908	0.9%	$ 230,804	$ 228,281	1.1%
Managed Senior Living Communities (4)	20,003	17,907	11.7%	78,153	72,906	7.2%
MOB Portfolio (5)	52,225	53,767	(2.9%)	136,860	141,869	(3.5%)
Non-Segment (6)	4,378	4,324	1.2%	17,507	17,173	1.9%
Total	$ 142,116	$ 140,906	0.9%	$ 463,324	$ 460,229	0.7%

(1) See Exhibits A-1, A-3 and A-4 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(2) Excludes properties classified in discontinued operations.
(3) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(5) Includes properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants.
(6) Includes the operating results of certain properties that offer wellness and spa services to members.
(7) Consists of properties owned continuously since October 1, 2014.
(8) Consists of properties owned continuously since January 1, 2014.


SNH

EXHIBIT A-3

Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(dollars appearing in the table below are in thousands)

	For the Three Months Ended December 31, 2015				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Rental income / residents fees and services	$ 75,215	$ 96,813	$ 90,922	$ 4,569	$ 267,519
Property operating expenses	-	(74,064)	(27,202)	-	(101,266)
Property net operating income (NOI)	$ 75,215	$ 22,749	$ 63,720	$ 4,569	$ 166,253
NOI change	15.0%	25.7%	10.7%	1.2%	14.2%
Property NOI	$ 75,215	$ 22,749	$ 63,720	$ 4,569	$ 166,253
Less:					
Non-cash straight line rent adjustments	1,376	-	2,787	137	4,300
Lease value amortization	-	-	544	55	599
Lease termination fees	-	-	127	-	127
Non-cash amortization included in property operating expenses [7]	-	-	199	-	199
Cash Basis NOI	$ 73,839	$ 22,749	$ 60,063	$ 4,377	$ 161,028
Cash Basis NOI change	13.1%	25.7%	11.7%	1.2%	13.8%
Reconciliation of NOI to Same Property NOI:					
Property NOI	$ 75,215	$ 22,749	$ 63,720	$ 4,569	$ 166,253
Less:					
NOI not included in same property	9,550	2,746	8,520	-	20,816
Same property NOI [6]	$ 65,665	$ 20,003	$ 55,200	$ 4,569	$ 145,437
Same property NOI change	1.0%	11.7%	(4.0%)	1.2%	0.3%
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:					
Same property NOI [6]	$ 65,665	$ 20,003	$ 55,200	$ 4,569	$ 145,437
Less:					
Non-cash straight line rent adjustments	155	-	2,098	137	2,390
Lease value amortization	-	-	574	55	629
Lease termination fees	-	-	128	-	128
Non-cash amortization included in property operating expenses [7]	-	-	175		175
Same property cash basis NOI [6]	$ 65,510	$ 20,003	$ 52,225	$ 4,377	$ 142,115
Same property cash basis NOI change	0.9%	11.7%	(2.9%)	1.2%	0.9%

	For the Three Months Ended December 31, 2014				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Rental income / residents fees and services	$ 65,394	$ 80,445	$ 79,452	$ 4,517	$ 229,808
Property operating expenses	-	(62,352)	(21,915)	-	(84,267)
Property net operating income (NOI)	$ 65,394	$ 18,093	$ 57,537	$ 4,517	$ 145,541
NOI change	--	--	--	--	--
Property NOI	$ 65,394	$ 18,093	$ 57,537	$ 4,517	$ 145,541
Less:					
Non-cash straight line rent adjustments	129	-	2,590	138	2,857
Lease value amortization	-	-	1,156	55	1,211
Lease termination fees	-	-	-	-	-
Non-cash amortization included in property operating expenses [7]	-	-	-	-	-
Cash Basis NOI	$ 65,265	$ 18,093	$ 53,791	$ 4,324	$ 141,473
Cash Basis NOI change	--	--	--	--	--
Reconciliation of NOI to Same Property NOI:					
Property NOI	$ 65,394	$ 18,093	$ 57,537	$ 4,517	$ 145,541
Less:					
NOI not included in same property	357	186	24	-	567
Same property NOI [6]	$ 65,037	$ 17,907	$ 57,513	$ 4,517	$ 144,974
Same property NOI change	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:					
Same property NOI [6]	$ 65,037	$ 17,907	$ 57,513	$ 4,517	$ 144,974
Less:					
Non-cash straight line rent adjustments	129	-	2,590	137	2,856
Lease value amortization	-	-	1,156	55	1,211
Lease termination fees	-	-	-	-	-
Non-cash amortization included in property operating expenses [7]	-	-	-	-	-
Same property cash basis NOI [6]	$ 64,908	$ 17,907	$ 53,767	$ 4,325	$ 140,907
Same property cash basis NOI change	--	--	--	--	--

(1) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.
(2) Includes triple net leased senior living communities that provide short term and long term residential care and other services for residents.
(3) Includes managed senior living communities that provide short term and long term residential care and other services for residents.
(4) Includes properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants.
(5) Includes the operating results of certain properties that offer wellness and spa services to members.
(6) Consists of properties owned continuously since October 1, 2014.
(7) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for its investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, the then 20 year life of the property management agreement with the operating subsidiary of RMR as a reduction to property management fees, which are included in property operating expenses.


Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and
Same Property Cash Basis NOI by Segment for the Year Ended December 31, 2015


SNH

EXHIBIT A-4

Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(dollars appearing in the table below are in thousands)

	For the Year Ended December 31, 2015					For the Year Ended December 31, 2014				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Rental income / residents fees and services	$ 256,035	$ 367,874	$ 356,586	$ 18,278	$ 998,773	$ 230,718	$ 318,184	$ 278,041	$ 17,944	$ 844,887
Property operating expenses	-	(278,242)	(99,337)	-	(377,579)	-	(245,093)	(79,471)	-	(324,564)
Property net operating income (NOI)	$ 256,035	$ 89,632	$ 257,249	$ 18,278	$ 621,194	$ 230,718	$ 73,091	$ 198,570	$ 17,944	$ 520,323
NOI change	11.0%	22.6%	29.6%	1.9%	19.4%	--	--	--	--	--
Property NOI	$ 256,035	$ 89,632	$ 257,249	$ 18,278	$ 621,194	$ 230,718	$ 73,091	$ 198,570	$ 17,944	$ 520,323
Less:										
Non-cash straight line rent adjustments	4,051	-	13,438	550	18,039	325	-	8,788	550	9,663
Lease value amortization	-	-	3,840	221	4,061	-	-	2,101	221	2,322
Lease termination fees	-	-	639	-	639	-	-	-	-	-
Non-cash amortization included in property operating expenses [7]	-	-	402	-	402	-	-	-	-	-
Cash Basis NOI	$ 251,984	$ 89,632	$ 238,930	$ 17,507	$ 598,053	$ 230,393	$ 73,091	$ 187,681	$ 17,173	$ 508,338
Cash Basis NOI change	9.4%	22.6%	27.3%	1.9%	17.6%	--	--	--	--	--
Reconciliation of NOI to Same Property NOI:										
Property NOI	$ 256,035	$ 89,632	$ 257,249	$ 18,278	$ 621,194	$ 230,718	$ 73,091	$ 198,570	$ 17,944	$ 520,323
Less:										
NOI not included in same property	24,356	11,479	118,927	-	154,762	2,112	185	55,313	-	57,610
Same property NOI [6]	$ 231,679	$ 78,153	$ 138,322	$ 18,278	$ 466,432	$ 228,606	$ 72,906	$ 143,257	$ 17,944	$ 462,713
Same property NOI change	1.3%	7.2%	(3.4%)	1.9%	0.8%	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [6]	$ 231,679	$ 78,153	$ 138,322	$ 18,278	$ 466,432	$ 228,606	$ 72,906	$ 143,257	$ 17,944	$ 462,713
Less:										
Non-cash straight line rent adjustments	875	-	4,308	550	5,733	325	-	4,550	550	5,425
Lease value amortization	-	-	(3,728)	221	(3,507)	-	-	(3,162)	221	(2,941)
Lease termination fees	-	-	639	-	639	-	-	-	-	-
Non-cash amortization included in property operating expenses [7]	-	-	243	-	243	-	-	-	-	-
Same property cash basis NOI [6]	$ 230,804	$ 78,153	$ 136,860	$ 17,507	$ 463,324	$ 228,281	$ 72,906	$ 141,869	$ 17,173	$ 460,229
Same property cash basis NOI change	1.1%	7.2%	(3.5%)	1.9%	0.7%	--	--	--	--	--

(1) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.

(2) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.

(3) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.

(4) Includes properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants.

(5) Includes the operating results of certain properties that offer wellness and spa services to members.

(6) Consists of properties owned continuously since January 1, 2014.

(7) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for its investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, the then 20 year life of the property management agreement with the operating subsidiary of RMR as a reduction to property management fees, which are included in property operating expenses.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA [(1)]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Net income	$ 9,544	$ 38,249	$ 36,387	$ 39,789	$ 45,288	$ 123,968	$ 158,637
Interest expense	38,043	38,989	37,907	35,942	35,901	150,881	135,114
Income tax expense	189	146	129	110	74	574	576
Depreciation expense from continuing operations	71,549	70,016	62,511	53,707	50,257	257,783	185,391
EBITDA	119,325	147,400	136,934	129,548	131,520	533,206	479,718
General and administrative expense paid in common shares [(2)]	226	239	1,119	1,290	1,309	2,874	4,994
Acquisition related costs from continuing operations	337	742	4,617	1,158	1,957	6,853	4,607
Impairment of assets from continuing operations	292	(98)	-	-	(10)	194	(10)
Loss on distribution to common shareholders of RMR common stock [(3)]	38,437	-	-	-	-	38,437	-
Loss on early extinguishment of debt from continuing operations	425	21	39	1,409	12	1,894	12
Gain on sale of properties	-	-	-	-	(2,900)	-	(5,453)
Impairment of assets from discontinued operations	-	-	602	-	4,260	602	4,377
Estimated percentage rent adjustment [(4)]	(7,600)	2,500	2,600	2,500	(7,600)	-	-
Adjusted EBITDA	$ 151,442	$ 150,804	$ 145,911	$ 135,905	$ 128,548	$ 584,060	$ 488,245

(1) See Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes they are appropriate supplemental measures.

(2) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of the operating subsidiary of RMR. Beginning June 1, 2015, all business management fees are paid in cash.

(3) Amounts represent a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

(4) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation includes an adjustment to exclude the amounts included in Adjusted EBITDA during the first three quarters.


SNH

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(amounts appearing in the table below are in thousands, except per share data)

EXHIBIT C

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Net income	$ 9,544	$ 38,249	$ 36,387	$ 39,789	$ 45,288	$ 123,968	$ 158,637
Depreciation expense from continuing operations	71,549	70,016	62,511	53,707	50,257	257,783	185,391
Gain on sale of properties	-	-	-	-	(2,900)	-	(5,453)
Impairment of assets from continuing operations	292	(98)	-	-	(10)	194	(10)
Impairment of assets from discontinued operations	-	-	602	-	4,260	602	4,377
FFO	81,385	108,167	99,500	93,496	96,895	382,547	342,942
Acquisition related costs from continuing operations	337	742	4,617	1,158	1,957	6,853	4,607
Loss on distribution to common shareholders of RMR common stock [2]	38,437	-	-	-	-	38,437	-
Loss on early extinguishment of debt	425	21	39	1,409	12	1,894	12
Estimated percentage rent adjustment [3]	(7,600)	2,500	2,600	2,500	(7,600)	-	-
Normalized FFO	$ 112,984	$ 111,430	$106,756	$ 98,563	$ 91,264	$ 429,731	$ 347,561
Weighted average common shares outstanding (basic)	237,313	237,263	235,549	221,375	203,742	232,931	198,868
Weighted average common shares outstanding (diluted)	237,320	237,293	235,592	221,397	203,754	232,963	198,894
FFO per common share (basic and diluted)	$ 0.34	$ 0.46	$ 0.42	$ 0.42	$ 0.48	$ 1.64	$ 1.72
Normalized FFO per common share (basic and diluted)	$ 0.48	$ 0.47	$ 0.45	$ 0.45	$ 0.45	$ 1.84	$ 1.75

(1) See Exhibit D for a definition of FFO and Normalized FFO, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Amounts represent a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation includes an adjustment to exclude the amounts included in Normalized FFO during the first three quarters.


SNH

EXHIBIT D

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES

NOI and Cash Basis NOI

The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI and Cash Basis NOI as shown in Exhibit A-1. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fees, if any, and non-cash amortization included in property operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by the National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, loss on distribution to common shareholders of RMR common stock, gains and losses on early extinguishment of debt and gains and losses on lease terminations and losses on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our revolving credit facility and term loan agreements and our public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.